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                              January 9, 2024

       Bruce Costerd
       Chief Executive Officer
       Wolverine Resources Corp.
       #55-11020-Williams Road
       Richmond, British Columbia, Canada

                                                        Re: Wolverine Resources
Corp.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2023
                                                            Filed September 25,
2023
                                                            File No. 000-53767

       Dear Bruce Costerd:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2023

       Mineral Properties, page 5

   1. Please revise to include a map of all properties, as required by Item 1303(b)(1) of
                                                        Regulation S-K, and the
summary information required under Item 1303(b)(2) of
                                                        Regulation S-K.
   2. In a separate section, please revise to include the disclosure required by Item 1305 of
                                                        Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bruce Costerd
Wolverine Resources Corp.
January 9, 2024
Page 2



       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameBruce Costerd                         Sincerely,
Comapany NameWolverine Resources Corp.
                                                        Division of Corporation
Finance
January 9, 2024 Page 2                                  Office of Energy &
Transportation
FirstName LastName